

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2022

Brian Mueller
Executive Vice President, Chief Financial Officer
Biomarin Pharmaceutical, Inc.
770 Lindaro Street
San Rafael, California 94901

> **Re: Biomarin Pharmaceutical, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 000-26727**

Dear Mr. Mueller:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences